UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number: 0-22704

                       Ship Finance International Limited
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]  Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the Earnings Release dated November 15, 2007, of Ship Finance International Limited announcing its financial results for the quarter ended September 30, 2007.

                                                                       Exhibit 1

SFL - 3Q 2007 Earnings

Earnings release from Ship Finance International Ltd. November 15, 2007


        Ship Finance International Limited (NYSE: SFL) - Earnings Release

--------------------------------------------------------------------------------
  Reports third quarter 2007 results and quarterly dividend of $0.55 per share
--------------------------------------------------------------------------------

Ship Finance International Limited ("Ship Finance" or the "Company") announces the financial results for the quarter ended September 30, 2007.

Highlights

     o    Declared a quarterly cash dividend of $0.55 per share.

o Reported net income for the quarter of $20.6 million or $0.28 per share, including profit share contribution of $5.5 million or $0.07 per share in the third quarter.

     o $7.2 million or $0.10 per share non-cash negative adjustment in mark-to-market of interest and bond swaps, primarily due to lower interest rates at the end of the third quarter compared to the previous quarter.

     o Fixed-rate charter hire, excluding profit share contribution, increased by 15% to $132.8 million, or $1.83 per share in the quarter. Due to lease accounting, a significant portion of the cash flow is not included in the Income Statement, but appears as 'repayment of investment in finance leases' only.

     o The Company's second jack-up drilling rig West Prospero was delivered from the shipyard end of June 2007 and was in operation for the full quarter.

     o Acquisition of the 2003 built 1,700 TEU container vessel Montemar Europa, which was delivered to Ship Finance end of August 2007.

     o Acquisition of seven offshore supply vessels from Deep Sea Supply Plc. in combination with 12-year charters. Four vessels were delivered in September 2007, one vessel in October 2007 and the last two vessels are expected to be delivered in December 2007.

     o Announced the sale of the single hull VLCC Front Duchess to an unrelated third party. Delivery to new owner is expected in the first quarter 2008.

     o The Board of Directors has approved a share repurchase program for up to 7 million shares (9.6% of outstanding shares).

Dividends and Results for the Quarter ended September 30, 2007

The Board of Directors has declared a cash dividend for the third quarter of $0.55 per share. The dividend will be paid on or about December 10, 2007 to shareholders of record as of November 27, 2007. The ex-dividend date will be November 23, 2007.

The Company reported total operating revenues of $93.4 million or $1.28 per share in the third quarter. This includes $5.5 million or $0.07 per share of profit share from subsidiaries of Frontline Ltd. ("Frontline"). Net operating income for the quarter was $59.9 million or $0.82 per share and net income was $20.6 million or $0.28 per share.

The profit share contribution is down from $15.7 million, or $0.22 per share in the second quarter, due to lower earnings in the spot tanker market in the period. Year-to-date, $36.4 million of profit share has accumulated, of which $15.2 million, or $0.21 per share has not yet been recognized in the accounts, and will be included in the fourth quarter.

The fixed-rate charter hire increased to $132.8 million, or $1.83 per share in the quarter, up from $115.0 million, or $1.58 per share in the second quarter. Net of operating expenses and general and administrative expenses in the third quarter, the contribution from the fixed-rate charters was $105.4 million or $1.45 per share, compared to $87.8 million, or $1.21 per share in the second quarter. This excludes profit share contribution.

As the majority of the Company's assets are accounted for as finance leases, a significant portion of the charter hire received does not appear in the Income Statement. These amounts are classified as 'repayment of investment in finance leases', and are only included in the Statement of Cashflows. For the third quarter, this amounted to $44.8 million or $0.62 per share.

Liquidity and Capital Expenditure

Net cash provided by operating activities in the third quarter was $18.0 million, net cash used in investing activities was $211.0 million and net cash provided by financing activities was $139.3 million.

As of September 30, 2007, the Company had $165.7 million in available funds, comprised of $46.0 million in free cash and cash equivalents (including $0.6 million in a 100% owned subsidiary accounted for under the equity method) and $119.7 million in available credit lines. The Company also owns several vessels without any associated debt, and if required, these vessels can be used as security for new borrowings to fund the equity portion in new projects.

As of September 30, 2007, and including acquisitions announced after the quarter end, the Company's capital commitments relating to newbuildings and acquisitions are estimated as follows:

--------------------------------------------------------------------------------
Period:        4Q 2007       2008          2009         2010         Total
--------------------------------------------------------------------------------
             $138 mill.   $323 mill.    $168 mill.    $98 mill.   $727 mill.
--------------------------------------------------------------------------------

The above amounts are net of any seller's credits. In several of the projects, the equity from the Company has been paid in already, and a large portion of the remaining capital commitments is expected to be financed by bank loans. Ship Finance has the capacity to continue investing in new projects without raising additional equity capital.

Business Update

After the completion of recently announced acquisitions and sales, the Company will have an operating fleet of 60 vessels and rigs and the Company has contracted to acquire 12 additional vessels.

The gross fixed-rate charter backlog was approximately $5.6 billion as of September 30, 2007, with an average charter tenure of 10.1 years, or 13.6 years if weighted by charter revenue. Some of our charters have purchase options which, if exercised, will reduce the fixed charter backlog and average charter tenure.

As of September 30, 2007, 34 of our crude oil tankers and eight of our oil/bulk/ore ("OBO") vessels operated on long term contracts to Frontline. In addition to the fixed base charter rate, Ship Finance is also entitled to receive 20% of the time charter equivalent ("TCE") earnings for these vessels in excess of the base charter rate. For the third quarter of 2007, the average base charter rate was approximately $26,300 for our VLCC's and $20,700 for our Suezmax tankers and OBOs. The average vessel earnings have consistently been above the base charter rates since the Company's inception in 2003.

The average daily TCE earned by Frontline in the third quarter in the spot and time charter period market from the Company's VLCCs, Suezmax tankers and OBOs were approximately $33,000, $27,200 and $41,300, respectively. The corresponding average daily TCEs in the second quarter were approximately $49,200, $43,700 and $38,300, respectively.

The spot tanker market has been substantially weaker in the third quarter compared to the previous quarter, and this has had an impact on the profit share contribution in the quarter. The weaker spot market for tankers has continued into the fourth quarter, but we are benefiting from the fact that several of the vessels on charter to Frontline have been sub-chartered at higher levels than the current spot market.

The Company's second jack-up drilling rig West Prospero was delivered from the shipyard and commenced a 15-year bareboat charter to a subsidiary of Seadrill Limited at the end of the second quarter. The rig is accounted for as a finance lease, and due to an accelerated rate structure the first 400 days when the rig is on a profitable third party sub-charter, 2/3rd of the charter revenues generated by the rig in the quarter ($9.6M or $0.13/share) are included in 'repayment of investment in finance lease' only.

In August 2007, the Company took delivery of the 2003 built 1,700 TEU container vessel Montemar Europa. The vessel was acquired for a net purchase price of $32.5 million. Montemar Europa has a time-charter attached that expires in the fourth quarter of 2008, with a net time-charter rate of approximately $13,500 per day. The vessel was funded by our available cash reserves, but we plan to arrange for a separate financing of the vessel at a later stage.

In August and November 2007, Ship Finance announced the agreement to acquire a total of seven offshore supply vessels from Deep Sea Supply Plc. ("Deep Sea"), in combination with 12-year bareboat charters back to Deep Sea. Total delivered price for all vessels will be $324.5 million, less a seller's credits of $39.5 million. The Company has arranged a $148.9 million bank financing for the first five vessels, and plans to arrange a $77.0 million bank financing for the last two vessels. Four vessels were delivered in September 2007, one vessel in October 2007 and the last two vessels are expected to be delivered in December 2007. Of the $59.1 million equity contribution, $32.1 million has been invested, and $27.0 million is expected to be invested in connection with the delivery of the two last vessels. The vessels are accounted for as operating leases, and the average annual net cash contribution for the first seven years after estimated interest expense and debt repayment will be approximately $0.12 per share.

The Company has agreed to sell the single hull VLCC Front Duchess to an unrelated third party for net sales proceeds of $54.5 million. Delivery to the new owner is expected to take place in January/February 2008, and the net cash effect is estimated to be approximately $21.9 million. The book profit is estimated to be approximately $2.6 million, and will be recognized in the first quarter of 2008.

Corporate and Other Matters

At the end of the third quarter 2007, $449.1 million of the 8.5% Senior Notes due 2013 were outstanding, of which $109.2 million were subject to Bond Swap Agreements. The financing cost on the Senior Notes held under Bond Swap Agreements is effectively reduced to approximately LIBOR plus 1% per annum.

In September 2007, Mr. Craig H. Stevenson Jr., the former Chairman and Chief Executive Officer of OMI Corporation, joined the Company's Board of Directors as Chairman. Mr. Tor Olav Tr0im, who served as Chairman from the Company's inception in 2003, will continue as a Board Member. As part of the compensation for serving as Chairman, Mr. Stevenson was awarded 200,000 options to aquire shares in Ship Finance, such options to be vested over three years.

In October 2007, the Company's Board of Directors announced a share repurchase program of up to 7 million shares (9.6% of outstanding shares). To preserve the Company's capacity for new accretive asset acquisitions, the Company will initially use Total Return Swaps ("TRS") to effectively achieve the economic effect of repurchasing shares.

The TRS agreements will be up to 12 months, and the Banks providing the TRS agreements will be compensated for their carrying cost plus a margin of Libor + 1.0% p.a. Based on the latest announced dividend and the current share price, the annualized dividend yield on Ship Finance's shares well exceeds the financing costs for the TRS program. The TRS agreements are structured so that the number of shares may increase and decrease over time. Currently, no shares are held under the TRS program.

Strategy and Outlook

The strategy of the Company is to increase its portfolio of assets and to employ its assets on medium to long-term contracts to support a predictable long-term dividend capacity. The Company will seek to reduce the risks for its shareholders by investing in different sectors of the shipping and oil service industry and by having a diversified client base. During 2006 and 2007, the Company has committed to new investments of $1.8 billion and these investments have increased the Company's fixed charter income and dividend capacity.

In the fourth quarter, the net cash flow from fixed charters is expected to increase. Four of the seven vessels on charter to Deep Sea and the Montemar Europa will then be included for the full quarter, and the remaining three vessels on charter to Deep Sea will be included for part of the quarter. Based on the current spot market for tankers, we expect a low profit share to be accumulated in the fourth quarter, but the profit share will then also include the $15.2 million profit share from the first quarter of 2007.

We see an increasing number of transaction opportunities as a consequence of the turmoil in the financial markets. In these market conditions, the banks focus their attention and capacity on key clients with strong balance sheets, like Ship Finance. We therefore continue to see competitive financing terms for new projects.

Our strategy is to continue to grow the fleet with accretive transactions, and additional investment opportunities are currently under consideration.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

November 15, 2007
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Lars Solbakken: Chief Executive Officer, Ship Finance Management AS +47 23114006 / +47 91198844

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS +47 23114011 / +47 90141243

                       SHIP FINANCE INTERNATIONAL LIMITED
                      THIRD QUARTER 2007 REPORT (UNAUDITED)

-------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT
                                               Three months ended         Nine months ended     Twelve months ended
                                             September    September    September    September        December
(in thousands of $ except per share data)     30, 2007     30, 2006     30, 2007     30, 2006        31, 2006
                                                                                                    (audited)
-------------------------------------------------------------------------------------------------------------------
Total operating revenues(1)                     93,431      121,796      276,522      296,815         424,658
Gain on sale of assets                              --           --       35,096       10,131           9,806

Voyage expenses                                    120          461          717        1,557           1,736
Ship operating expenses                         25,810       30,164       80,039       87,488         117,957
Administrative expenses                          1,482        1,219        5,203        2,677           6,584
Depreciation                                     6,079        3,628       12,274       11,633          14,490

Total operating expenses                        33,491       35,472       98,233      103,355         140,767

Operating income                                59,940       86,324      213,385      203,591         293,697

Interest income                                  1,010          769        5,312        3,159           3,978
Interest expense                               (26,534)     (27,366)     (95,721)     (80,901)       (113,588)
Results in associate                               227        1,987          689        1,914             267
Other financial items                          (14,124)     (16,028)      (8,298)      (4,976)         (3,733)
Foreign currency exchange gain (loss)               46           36          (21)         205             219
Taxes                                               --           --           --           --             (42)
Net income                                      20,565       45,722      115,346      122,992         180,798

Basic earnings per share($)                      $0.28        $0.63        $1.59        $1.69           $2.48

Weighted average number of shares           72,743,737   72,743,737   72,743,737   72,771,210      72,764,285
Common shares outstanding                   72,743,737   72,743,737   72,743,737   72,743,737      72,743,737
-------------------------------------------------------------------------------------------------------------------

     (1) For all vessels on finance lease, the fixed charter payments are split in three elements; 'Interest income,' 'Repayment of investment in finance leases' and 'Service income'. The 'Interest income' and the 'Service income' are included in the Company's Income Statement. 'Repayment of investment in finance leases' is not included in the Total operating revenues in the Income Statement, and appears in the Statement of Cashflows and in the Balance Sheet as a reduction of the balance "Investment in finance leases".

                       SHIP FINANCE INTERNATIONAL LIMITED
                      THIRD QUARTER 2007 REPORT (UNAUDITED)

--------------------------------------------------------------------------------

BALANCE SHEET                                September   September     December
(in thousands of $)                           30, 2007   30, 2006(2)   31, 2006
                                                                       (audited)
--------------------------------------------------------------------------------

ASSETS

Short term

Cash and cash equivalents                       45,426      31,621        64,569
Restricted cash                                 22,670      10,924        12,937
Amount due from related parties                 16,271      44,703        63,024
Other current assets                           197,828     138,075       166,623

Long term

Newbuildings and vessel purchase options        45,705      10,382         7,658
Vessels and equipment, net                     562,119     238,492       238,891
Investment in finance leases                 2,004,724   1,785,667     1,958,691
Investment in associate                          4,296      52,975         3,698
Deferred charges                                17,413      16,909        16,848
Other long-term assets                          22,069      20,167        20,738
Total assets                                 2,938,521   2,349,915     2,553,677

LIABILITIES AND STOCKHOLDERS' EQUITY

Short term

Short term and current portion of long
term interest bearing debt                     189,742     134,776       144,451
Other current liabilities                       31,247      19,569        14,793

Amount due to related parties                    5,353      11,113        14,411

Long term

Long term interest bearing debt              2,077,390   1,603,772     1,770,749
Other long term liabilities                     25,175       9,139         8,743
Stockholders' equity (1)                       609,614     571,546       600,530
Total liabilities and stockholders' equity   2,938,521   2,349,915     2,553,677
--------------------------------------------------------------------------------

     (1) As of September 30, 2007 Stockholders' equity excludes $230 million of deferred equity which is being recognised over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance has accounted for the difference between the historical cost of the vessels and the net investment in the lease as a deferred equity contribution. This deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent charter. This deferred equity is amortised to Stockholders' equity in line with the charter payments received from Frontline.

     (2) As of September 30, 2006 Rig Finance Ltd. was not fully consolidated, but accounted for as an investment in associate company. Following further analysis, the subsidiary was fully consolidated effective December 31, 2006.

                       SHIP FINANCE INTERNATIONAL LIMITED
                      THIRD QUARTER 2007 REPORT (UNAUDITED)

-------------------------------------------------------------------------------------------------------------------
STATEMENT OF CASHFLOWS
                                               Three months ended         Nine months ended     Twelve months ended
                                            September    September      September    September       December
(in thousands of $ except per share data)   30, 2007    30, 2006(1)     30, 2007     30, 2006(1)     31, 2006
                                                                                                    (audited)
-------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                     20,568      45,722         115,346      122,992      180,798
Adjustments to reconcile net income to
net cash provided by operating
activities
Depreciation and amortisation                   6,771       4,519          14,724       13,836       17,559
Adjustment of financial derivatives to
market value                                   13,995      16,260           7,012        7,339        6,375
Gain on sale of assets                              -           -        (35,095)     (26,469)     (26,469)
Result in associate                             (226)     (1,987)           (689)      (1,914)      (4,205)
Stock based compensation                          159           -             470            -           49
Other                                        (12,757)     (1,319)        (28,385)      (4,070)      (5,140)
Change in operating assets and               (10,531)    (34,226)          87,596       46,047       24,530
liabilities
Net cash provided by operating                 17,979      28,967         160,979      157,761      193,497
activities

INVESTING ACTIVITIES

Repayment of investments in finance
leases                                         44,839      31,485         126,965       93,889      136,760
Net placement of restricted cash             (10,963)        (77)         (9,733)      (9,349)     (11,362)
Sale of vessel                               (13,191)           -         128,827       40,466       75,606
Acquisition of subsidiaries, net of
cash acquired                                       -           -               -     (34,810)     (34,810)
Net investment in newbuildings               (37,220)    (10,382)        (37,479)     (10,381)      (7,658)
Purchase of vessels                         (194,458)           -       (617,300)            -    (266,750)
Investment in associate companies                   -     (5,093)              92     (51,060)          508
Purchase of short term investment                   4           -           3,000                   (3,000)
Other investments                                   -           -         (2,008)            -            -
Net cash (used in) provided by
investing activities                        (210,989)      15,933       (407,636)       28,755    (110,706)

FINANCING ACTIVITIES

Repurchase of shares                                -           -               -      (7,212)      (7,212)
Proceeds from long-term debt                  226,750      31,000         563,100       56,000      312,588
Debt fees paid                                (1,198)     (1,179)         (3,103)      (1,266)      (1,047)
Repayment of long-term debt                  (46,177)    (37,676)       (211,166)    (110,780)    (190,716)
Cash dividends paid                          (40,055)    (37,827)       (119,338)    (110,569)    (149,123)
Deemed dividends paid                               -       (944)         (1,979)     (13,925)     (15,569)
Net cash provided by (used in)                139,320    (46,626)         227,514    (187,752)     (51,079)
financing activities

Net (decrease) increase in cash and
cash equivalents                             (53,690)     (1,726)        (19,143)      (1,237)       31,712
Cash and cash equivalents at start of
period                                         99,116      33,347          64,569       32,857       32,857
Cash and cash equivalents at end of
period                                         45,426      31,621          45,426       31,621       64,569
-------------------------------------------------------------------------------------------------------------------

     (1) As of September 30, 2006 Rig Finance Ltd. was not fully consolidated, but accounted for as an investment in associate company. Following further analysis, the subsidiary was fully consolidated effective December 31, 2006.

              SUBSIDIARY ACCOUNTED FOR AS INVESTMENTS IN ASSOCIATES
                      THIRD QUARTER 2007 REPORT (UNAUDITED)
                                FRONT SHADOW INC

--------------------------------------------------------------------------------
INCOME STATEMENT (2)                  Three months ended      Three months ended
(in thousands of $)                   September 30, 2007           June 30, 2007
--------------------------------------------------------------------------------

Total operating revenue (1)                          549                     552
Total operating expenses                               -                     (3)
Operating income                                     549                     549
Interest expense                                   (323)                   (324)
Other financial items                                  -                       3
Net income                                           226                     228
--------------------------------------------------------------------------------

(1) Revenue is comprised of interest income derived from a long-term finance lease with Golden Ocean. The lease is for a period of 10 years and Golden Ocean has various call options to purchase the vessel from our subsidiary Front Shadow Inc. At the end of the lease, Ship Finance also has a put option on Golden Ocean.

(2) The Charter for Golden Shadow is accounted for as a finance lease. A part of the charter hire is classified as 'Repayment of investment in finance leases' and is not included in the Total operating revenues in the Income Statement. 'Repayment of investment in finance leases' was $361,150 for the three months ended September 30, 2007, and $342,238 for the three months ended June 30, 2007

              SUBSIDIARY ACCOUNTED FOR AS INVESTMENTS IN ASSOCIATES
                      THIRD QUARTER 2007 REPORT (UNAUDITED)
                                FRONT SHADOW INC

--------------------------------------------------------------------------------
BALANCE SHEET
(in thousands of $)                     September 30, 2007    December 31, 2007
--------------------------------------------------------------------------------
ASSETS

Short term

Cash and cash equivalents                              618                  461
Other current assets                                 1,492                1,911

Long term

Investment in finance leases                        25,507               26,632
Deferred charges                                        85                   73
Total assets                                        27,702               29,077

LIABILITIES AND STOCKHOLDERS' EQUITY

Short term

Short term and current portion of long
term interest bearing debt                           2,060                2,060
Other current liabilities                              166                   79
Amounts due to related party (1)                     5,940                6,031

Long term

Long term interest bearing debt                     18,580               20,640
Stockholders equity                                    956                  267
Total liabilities and stockholders'
equity                                              27,702               29,077
--------------------------------------------------------------------------------

(1) Comprised of a seller's credit received from Golden Ocean at the time the vessel was purchased. The seller's credit is treated as a non-interest bearing loan.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                        Ship Finance International Limited

Dated:  November 16, 2007               By: /s/ Lars Solbakken
                                            --------------------------------
                                            Name:  Lars Solbakken
                                            Title: Chief Executive Officer
                                                   Ship Finance Management AS